

Mail Stop 7010

July 28, 2008

Mr. David Lee
Acting Chief Financial Officer
BioSolar, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, California 91387

   Re: **BioSolar, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      File No. 333-138910

Dear Mr. Lee:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief